SONIC SOLUTIONS© | THE LEADER IN DIGITAL MEDIA SOFTWARE

VIA OVERNIGHT COURIER AND EDGAR

December 1, 2009

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549

Re:	Sonic Solutions
Form 10-K for Fiscal Year Ended March 31, 2009
Forms 8-K Filed May 28, 2009, August 6, 2009 and November 5, 2009
File No. 000-23190

Dear Mr. Gilmore:

Sonic Solutions (the “Company”) submits this letter in response to the comments contained in the November 16, 2009 letter (the “Comment Letter”), which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent to David C. Habiger, the Company’s Chief Executive Officer, with respect to the above-referenced Form 10-K (the “2009 Form 10-K”) and Forms 8-K.  In this response letter, we have addressed each of the Staff’s comments in the Comment Letter, noting the Staff’s comments in bold face type and our responses in regular type.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends and Events, page 24

1.
We note your disclosure on page 14 that revenues derived from your consumer DVD products have declined in recent years, and that absent the introduction and market acceptance of new formats such as BD or new business and service models, you expect such declines to continue.  Please tell us what consideration you gave to discussing this trend in further detail in this section.

In response to the Staff’s comment, we respectfully submit that, in our discussion of recent trends and events, we focused on the developments that we believe are most directly relevant to the indicated disclosure on page 14 of the 2009 Form 10-K; that is, those factors we view as potentially counterbalancing the decrease in consumer DVD product revenues we have recently experienced.  Among other relevant trends, we discussed the positive rate at which the BD format has been adopted (compared to that of standard definition DVD at the equivalent time period in its life cycle), the recent growth of mobile consumer electronics devices as an alternative to our traditional personal computer DVD business, and the growing importance of the online social networks and web service business models to our consumer business.  In addition, we discussed recent restructuring steps and other efforts we have made to increase efficiencies and align our cost structure with revenues that have declined.  See pages 24-25 of the 2009 Form 10-K.

 HEADQUARTERS

7250 Redwood Boulevard, Suite 300, Novato, CA  94945 | Tel: 415.893.8000 | Fax: 415.893.8008 | www.sonic.com

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

Thus, in our trend analysis and discussion, we have attempted to describe for investors the most significant factors relating to “the introduction and market acceptance of new formats such as BD or new business and service models,” as such factors impact our consumer business.  As trends pertaining to our business continue to evolve, including those relating to the markets for our DVD and other consumer products and services, we will continue to augment our trend discussions.

Results of Operations

Comparison of Fiscal Years Ended March 31, 2009, 2008 and 2007 (in thousands), page 30

2.
Your discussion of the results of operations frequently does not quantify sources of material changes.  Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change.  See Section III.D of SEC Release No. 33-6835.  In future filings, please quantify the sources of material changes and any offsetting factors.  Please note that this comment also applies to your filings on Form 10-Q.

We respectfully acknowledge this comment, and advise the Staff that in future quarterly and annual filings we will quantify the sources of material changes and any offsetting factors in our discussion of the results of operations.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 41

3.
We note your disclosures regarding exchange rate and interest rate sensitivity.  Please tell us how your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 305(a) of Regulation S-K.

We respectfully submit to the Staff that in future Form 10-K filings we will include disclosures regarding exchange rate and interest rate risk using the sensitivity analysis disclosure alternative available in Item 305(a)(1)(ii) of Regulation S-K.  We anticipate that our disclosures will be generally consistent with the following:

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

Our results of operations are subject to both currency transaction risk and currency translation risk, which risks may be material with respect to certain currencies.  We incur currency transaction risk when we enter into either a purchase or sale transaction using a currency other than our functional currency, which is the U.S. dollar.  With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency then translated into U.S. dollars at the balance sheet date for inclusion in our consolidated financial statements.

The Company held cash and cash equivalents denominated in [currency] that amounted to approximately _______ (U.S. $____) at March 31, 20XY compared to approximately _______ (U.S. $____) at March 31, 20XX.  Due to the [strengthening][weakening] of the U.S. dollar in fiscal 20XY, the currency rate [decline][increase] of the [currency] from March 31, 20XX to March 31, 20XY was __%.  One [unit of currency] was equal to approximately $____ at March 31, 20XX; $____ at June 30, 20XX; $____ at September 30, 20XX; $____ at December 31, 20XX; and $____ at March 31, 20XY.  A hypothetical 10% increase or decrease in the U.S. dollar versus the [currency] as of March 31, 20XY would have resulted in an approximately $____ change in the Company’s net revenues during fiscal 20XY.  [Note:  substance of this paragraph to be repeated for each currency posing material risk]

Item 8.  Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 43

4.
We note that the audit report on the consolidated financial statements references May 29, 2008 as the date of the audit report on the effectiveness of internal control over financial reporting.  However, we note that the report on page 42 is dated May 29, 2009.  Please have the auditors reconcile this discrepancy and file an amended Form 10-K to include a revised audit report.

In response to the Staff’s comment, we respectfully acknowledge the importance of accuracy in these audit reports.  We do, however, believe that the discrepancy identified above represents a typographical error in a cross-reference and note that the actual date of each indicated report is correctly stated to be May 29, 2009.  In addition, the Company recently appointed Armanino McKenna LLP as its new auditor, and believes that obtaining the requested reconciliation and reissuance could cause undue burden to the Company and BDO Seidman, LLP, its former auditor.  Accordingly, under the circumstances and given the typographical nature of the error and the low likelihood of investor confusion, we respectfully request that the Staff determine that the filing of an amended Form 10-K with a revised audit report is not necessary.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

Item 9A.  Controls and Procedures

Change in Internal Control over Financial Reporting, page 70

5.
We note your disclosure, “Except as noted above, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.”  We also note that the auditors’ report on the effectiveness of internal control over financial reporting refers to management’s statements regarding corrective actions after the date of the assessment.  We could not locate a discussion of corrective actions or explanation of changes made to internal control over financial reporting in the filing.  Please advise and confirm whether there were changes in your internal control over financial reporting that occurred during your fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We respectfully acknowledge this comment, and advise the Staff that the references described in the comment constitute “boilerplate” language designed to ensure that, had any such changes or actions occurred, the reader’s attention would have been directed to the correct location in the filing.  In fact, no corrective actions were taken, and there were no changes in our internal control over financial reporting that occurred or that were necessary to report.  We do, however, recognize that the wording chosen for these references could cause confusion, and in future filings we will work with our auditors to ensure that the applicable disclosures in this area are clear and unambiguous.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

Item 11.  Executive Compensation

Compensation Discussion and Analysis

Elements of Compensation

Base Salary, page 75

6.
We note that in fiscal 2009, base salaries were increased for Messrs. Habiger, Norris, and Ely, and decreased for Mr. Leighton.  In your response letter, for each named executive officer, explain the reason for the change in their base salary.  In addition, include a representation that you will include this disclosure in future filings, if applicable.

In response to the Staff’s comment, we respectfully submit as follows with respect to each of the named executive officers:

Mr. Habiger.  For fiscal 2009, Mr. Habiger received $350,000 in annual salary pursuant to his Executive Employment Agreement (the amount disclosed on page 81 of the 2009 Form 10-K), plus $4,000 as result of tendering certain options to the Company (see footnote 1 on page 78 of the 2009 Form 10-K), adding up to the $354,000 reflected in the “Salary” column of the Summary Compensation table on page 78 of the 2009 Form 10-K.

Mr. Norris.  For fiscal 2009, Mr. Norris received $300,000 in annual salary pursuant to his Executive Employment Agreement (the amount disclosed on page 81 of the 2009 Form 10-K), plus $1,500 as result of tendering certain options to the Company (see footnote 1 on page 78 of the 2009 Form 10-K), as well as $38,675 in W-2 income based on the vesting of certain restricted stock options granted prior to fiscal 2009, adding up to the $340,175 reflected in the “Salary” column of the Summary Compensation table on page 78 of the 2009 Form 10-K.

Mr. Ely.  For fiscal 2009, Mr. Ely received $300,000 in annual salary pursuant to his Executive Employment Agreement (the amount disclosed on page 81 of the 2009 Form 10-K), plus $3,314 as result of tendering certain options to the Company (see footnote 1 on page 78 of the 2009 Form 10-K), as well as $82,937 in W-2 income based on the vesting of certain restricted stock options granted prior to fiscal 2009 and $275 in W-2 income resulting from the reimbursement of health club membership fees, adding up to the $386,526 reflected in the “Salary” column of the Summary Compensation table on page 78 of the 2009 Form 10-K.

Mr. Leighton.  For fiscal 2009, Mr. Leighton received $300,000 in annual salary pursuant to his Executive Employment Agreement (the amount disclosed on page 81 of the 2009 Form 10-K), reduced by $45,888 as part of a voluntary agreement with the Company in connection with re-priced stock options due to the Company’s stock option review during fiscal 2008 (see footnote 1 on page 78 of the 2009 Form 10-K), increased by $4,000 as result of tendering certain options to the Company (see footnote 1 on page 78 of the 2009 Form 10-K), adding up to the $258,112 reflected in the “Salary” column of the Summary Compensation table on page 78 of the 2009 Form 10-K.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

In each situation (except with respect to Mr. Leighton, whose annual compensation was reduced as disclosed), the annual amount payable as salary under the respective Executive Employment Agreement was not changed, but, in the interest of reflecting all non-bonus W-2 income prominently, the Company included certain additional amounts, as described above, in the “Salary” column of the Summary Compensation table.

In future filings, we will include more specific information and disclosures for each named executive officer in the Compensation Disclosure and Analysis section, including with respect to the reasons for any change in base salary.

Bonuses, page 76

7.
We note that you did not pay any cash bonuses to your named executive officers for the fiscal year ended March 31, 2009.  In future years, to the extent that you award any cash bonuses, please include, without limitation:  more detailed disclosure of the performance metric utilized, an explanation of the factors used to determine the exact amount of cash bonus awarded to each named executive officer, and the extent to which the bonus amount was modified upwards or downwards by your chief executive officer or chief financial officer.  Please include a representation in your response letter that you will include this disclosure in future filings, if applicable.

We respectfully acknowledge this comment, and advise the Staff that in future filings we will, to the extent the Company awards cash bonuses, include the disclosure elements described in the comment.

Equity-Based Incentives, page 76

8.
We note that you have not included any disclosure stating whether any restricted stock units or options were granted to your named executive officers during fiscal 2009, or explaining how you determined whether to grant restricted stock units or options and how you determined the exact number of restricted stock units or options to grant to each named executive officer.  Please address these issues in your response letter, and include a representation that you will include this disclosure in future filings, if applicable.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

In response to the Staff’s comment, we respectfully draw the Staff’s attention to the Grants of Plan Based Awards table on page 79 of the 2009 Form 10-K.  This table sets forth all grants of restricted stock units and options to the Company’s named executive officers during fiscal 2009.  As disclosed in the Equity-Based Incentives section on page 76 of the 2009 Form 10-K, the Company’s board of directors “determines the amounts of long-term incentive awards after considering cost and dilution impact, market trends relating to long-term incentive compensation, the individual’s position with the Company, remaining availability under its stock option plans and other any other factors it deems relevant.”

In future filings, we will include more specific information and disclosures for each named executive officer in the Compensation Disclosure and Analysis section, including with respect to the amount of any restricted stock unit or option grants, and the determination of the nature and the amount of the grants.

Item 13.  Certain Relationships, Related Transactions and Director Independence, page 86

9.
We note that you have not included a statement of whether your policies and procedures regarding related party transactions are in writing and, if not, how such policies and procedures are evidenced.  See Item 404(b)(1)(iv) of Regulation S-K.  Please include this disclosure in future filings.

We respectfully acknowledge this comment, and advise the Staff that in future filings we will include a statement disclosing the written nature of our policies and procedures regarding related party transactions in accordance with Item 404(b)(1)(iv) of Regulation S-K.

Item 15.  Exhibits and Financial Statement Schedules, page 88

10.
We note that during the fiscal year ended March 31, 2009, approximately: 14% of your net revenue was derived from Dell; 11% of your net revenue was derived from Hewlett-Packard; 16% of your net revenue was derived from one of your two largest distributors, Navarre; and 22% of your net revenue was derived from online web store revenue received through Digital River.  These relationships continue to be material during the 2010 fiscal year.  It does not appear that you have filed any agreements with Dell, Hewlett-Packard, Navarre, or Digital River as exhibits.  Please provide us with your analysis as to how you determined not to file any such agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  In addition, make sure that future filings include a complete description of the material terms of these agreements, including, but not limited to, their duration.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

In response to the Staff’s comment, we respectfully submit as follows with respect to the identified relationships:

Digital River and Navarre.  We have reviewed our previous determination not to file these agreements as exhibits and have concluded that, in light of the current facts and circumstances, it is appropriate to file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  We intend to file these agreements as exhibits to our next filing, with portions omitted pursuant to a request for confidential treatment that we intend to file separately with the Commission.  We will also include appropriate descriptions of the material terms of such agreements in future filings.

Dell and Hewlett-Packard.  While Dell and Hewlett-Packard are valued and significant business partners for us that each accounted for more than 10% of our net revenue during fiscal 2009,1 we respectfully submit that the following factors apply to these relationships:

•
We have entered into each of these agreements in the ordinary course of our business, and the terms of these agreements are not materially different than those we enter into with our other original equipment manufacturer (“OEM”) customers.

•	Under each agreement, the OEM has the sole discretion to decide whether to purchase any of our products.

•
The agreements are non-exclusive and do not contain any commitments or minimum purchase obligations.  Purchases of our software are typically made pursuant to separate schedules or exhibits that are attached to the underlying agreements, and we believe that confidential treatment would be appropriate for much of the substance of these attachments in any event.

•
While, as noted above, the Dell and Hewlett-Packard relationships each accounted for more than 10% of our net revenue during fiscal 2009, each OEM is comprised of a number of different customers (divisions) that typically purchase independently of each other, with each division representing less than 10% of our net revenue.  Each division normally executes a separate agreement attachment that is substantially independent of the attachments entered into by other divisions.

1Without diminishing the importance of these customers, the Company does note that, unlike Item 101(c)(vii) of Regulation S-K requiring disclosure of customers representing 10% or more of consolidated revenues, there is no revenue percentage threshold for filing exhibits pursuant to Item 601(b)(10)(ii)(B).  Instead, Item 601(b)(10)(ii)(B) calls for filing of material contracts based on whether the registrant’s business is “substantially dependent” on the contract, as measured by qualitative tests regarding whether the applicable sales or purchases represent a “major part” of the registrant’s business or requirements

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

•	The agreements contain customary terms and conditions, including covenants to comply with applicable laws, representations and warranties, indemnities, confidentiality requirements, etc.

Under the circumstances, and given the qualitative nature of the language set forth in Item 601(b)(10)(ii)(B), we propose that rather than attaching the various documents comprising the Dell and Hewlett-Packard relationships as exhibits, we enhance our disclosure language relating to these relationships substantially as follows in future filings:

During fiscal 20XX, Dell and Hewlett-Packard accounted for YY% and ZZ% of the Company’s net revenue, respectively.  The Company sells products to Dell and Hewlett-Packard pursuant to individual supplements, exhibits or other attachments that are appended to the standard terms and conditions we have negotiated with each of these customers.  These standard terms and conditions include provisions relating to the delivery of the Company’s products, the customer’s distribution of these products, representations by the Company with respect to the quality of the products and the Company’s ownership of the products, obligations by the Company to comply with law, confidentiality obligations, and indemnifications by the Company if it breaches its representations or obligations.  The underlying agreements generally renew for one year periods, subject to annual termination by either party or termination for breach.  Under each agreement, the OEM has the sole discretion to decide whether to purchase any of the Company’s products.  The agreements are non-exclusive and do not contain any minimum purchase obligations or similar commitments.  The loss of Dell, Hewlett-Packard, or any other major customer, would have a material adverse effect on the Company if we were unable to replace that customer.

11.
We note that you outsource the manufacturing of your consumer software products to HP Software Publishing, and production services and supply logistics for Asia and the Pacific Rim to ModusLink, Taipei.  We also note your disclosure that any disruption in the operations of these suppliers, or any product shortages or quality assurance problems could increase the costs of manufacturing and distributing your products and could adversely impact your operating results, and that if these suppliers ceased to perform or fail to perform as you expect, you could face difficulty in engaging substitute suppliers in a timely manner or at all or under terms and conditions acceptable to you.  Please provide us with your analysis as to how you determined not to file any such agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

In response to the Staff’s comment, we respectfully submit that the Company provided the referenced disclosures in its risk factors because the Company currently does not use other manufacturing outsourcers, and if either or both of these non-exclusive suppliers were to become unable or unwilling to perform under its contract, the Company’s business could be adversely affected for a limited period.  That said, while these relationships are important, the Company does not consider the agreements with HP Software Publishing or ModusLink, either individually or in the aggregate, to be material to the Company.

The Company has entered into these relationships in the ordinary course of its business, and while it could be temporarily inconvenienced by the disruption of these relationships, the Company considers the market for similar production services and supply logistics to be relatively competitive, and upon further review of the facts and circumstances, believes that it would be able to enter into replacement relationships in a sufficiently timely manner and under sufficiently acceptable terms and conditions as to avoid a material adverse impact to its business.  Accordingly, the Company does not believe that it is required to file either of these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Exhibits 31.1 and 31.2

12.
The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature.  See Section II.B.4 of SEC Release No. 34-46427.  We note that you have made the following changes:

•	Replaced the word “report” with “annual report” in paragraphs 2, 3, and 4 of the certifications filed with your annual report on Form 10-K for the fiscal year ended March 31, 2009; and
•
Replaced the word “report” with “quarterly report” in paragraphs 2, 3, and 4 of the certifications filed with your quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 2009 and June 30, 2009.

Please confirm that you will conform your disclosures in future filings to the exact language provided in Item 601(b)(31) of Regulation S-K.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

We respectfully acknowledge this comment, and advise the Staff that in future filings we will conform these certifications to the exact language provided in Item 601(b)(31) of Regulation S-K.

Forms 8-K Filed on May 28, 2009, August 6, 2009 and November 5, 2009

Exhibit 99.1

13.
We believe that the “Reconciliation of GAAP to Non-GAAP Financial Measures” appearing in your earnings releases furnished on Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

In response to the Staff’s comment, we respectfully submit in the future the Company will avoid presenting a non-GAAP operating statement and, as a substitute, present individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

**********************************************
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 1, 2009

We appreciate in advance your time and attention to our filings as well as to our responses to the Staff’s comments.  Should you have any additional questions or concerns, please call me at 415-893-7080.

Very truly yours,

SONIC SOLUTIONS

/s/ Paul Norris

Paul Norris
EVP, Chief Financial Officer & General Counsel
.